Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

O2 MICRO INTERNATIONAL LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 457)

RESULTS OF THE ANNUAL GENERAL MEETING

HELD ON 30 MAY 2009

The Board is pleased to announce that at the Annual General Meeting of the Company held on 30 May 2009 (the “AGM”) all proposed resolutions were duly passed by the Shareholders by way of poll.

Reference is made to the Notice of Annual General Meeting dated 24 April 2009 (“Notice of AGM”) made by the Company. Capitalised terms used in this announcement shall have the same meanings as in the Circular unless defined otherwise.

The Board is pleased to announce that at the AGM, all the resolutions set out in the Notice of AGM were duly passed by the Shareholders by way of poll.

Maples Finance Limited acted as the scrutineer at the AGM for the purposes of taking and monitoring the poll vote. Details of the poll results are as follows:

Resolutions	FOR	AGAINST	ABSTAIN	Total number of votes
	Votes (%)	Votes (%)	Votes (%)

1.      That each of James Elvin Keim, Lawrence Lai- Fu Lin and Ji Liu be elected as Class II Directors to hold office until the Annual General Meeting of Shareholders to be held in 2012 and until their respective successors are elected and duly qualified, or until such director’s earlier resignation or removal.

(i) James Elvin Keim	1,839,622,900 (99.83%)	3,077,000 (0.17%)	—	1,842,699,900

Resolutions	FOR	AGAINST	ABSTAIN	Total number of votes
	Votes (%)	Votes (%)	Votes (%)
(ii) Lawrence Lai-Fu Lin	1,839,811,350	2,888,550	—	1,842,699,900
	(99.84%)	(0.16%)

(iii) Ji Liu	1,840,166,100	2,533,800	—	1,842,699,900
	(99.86%)	(0.14%)

2.      That the Company renew the general mandate (the “Sale Mandate”) to allot, issue and deal with such number of unissued Ordinary Shares not exceeding the sum of:

(i)     20% of the total nominal amount of the share capital of the Company in issue and to be issued; and

(ii)    the total amount of the share capital of the Company repurchased by us (if any) pursuant to the repurchase mandate (described in Proposal No. 3 below) following the grant of the Sale Mandate;

with the Board of Directors having the authority to fix the number of shares to be repurchased, as well as the price and other terms of any repurchase, as determined by the Board of Directors in its discretion from time to time.

	1,621,427,000 (87.99%)	221,272,900 (12.01%)	—	1,842,699,900

3. That the Company renew the general mandate (the “Repurchase Mandate”) to exercise all the powers of the Company to repurchase such number of Ordinary Shares not exceeding 10% of the total nominal amount of the share capital of the Company in issue and to be issued.	1,841,283,900 (99.92%)	1,416,000 (0.08%)	—	1,842,699,900

4. That the Company’s financial statements and the auditors’ report for the fiscal year ended December 31, 2008 be approved and adopted.	1,841,817,600 (99.95%)	882,300 (0.05%)	—	1,842,699,900

5. That the appointment of Deloitte & Touche as independent auditors for the fiscal year ending December 31, 2009 be approved and ratified.	1,841,841,800 (99.95%)	858,100 (0.05%)	—	1,842,699,900

As at the date of the AGM, the total issued share capital of the Company was US$36,854 comprising 1,842,701,900 Shares of US$0.00002 each, and all such Shares entitled the holders to attend and vote for or against all the resolutions at the AGM. No Shareholder was entitled to vote only against any of the resolutions, or was required (or had in the relevant shareholder circular stated an intention) to abstain from attending and voting at the AGM.

By Order of the Board
O2Micro International Limited
Sterling Du
Executive Director

Hong Kong, 1 June 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Independent Non-Executive Directors:

Mr. Sterling Du	Mr. Michael Austin

Mr. Chuan Chiung “Perry” Kuo	Mr. Teik Seng Tan

Mr. James Elvin Keim	Mr. Lawrence Lai-Fu Lin

Mr. Keisuke Yawata

Mr. Xiaolang Yan

Mr. Ji Liu